787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 30, 2016

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock Managed Income Fund

Post-Effective Amendment No. 213 under the Securities Act of 1933 and Amendment No. 215 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-142592 and 811-22061)

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 15, 2016 regarding Post-Effective Amendment No. 213 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 215 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on August 1, 2016, with respect to the BlackRock Managed Income Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 217 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment No. 1: Fund Overview—Fees and Expenses of the Fund. Please remove the cross-reference to the “Management of the Fund” section of the statutory prospectus in the footnote to the fee table disclosing contractual expense limitations, as Items 2-8 should not contain cross-references to sections of the statutory prospectus.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

Securities and Exchange Commission

September 30, 2016

Response: The Fund respectfully declines to make the requested change, as it believes the above-referenced cross-reference is useful to investors. Form N-1A does not prohibit the use of cross-references in the “Summary” section, and states in General
Instruction C.2(a) that “[c]ross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” Item 3 of Form N-1A specifically requires the use of a cross-reference in the introductory paragraph to the fee table.

Comment No. 2: Fund Overview—Fees and Expenses of the Fund. Please update the fee tables if the change in the Fund’s strategy will increase expenses such as Acquired Fund Fees and Expenses.

Response: The fee tables have been updated to reflect the estimated expenses of the Fund under its new strategy.

Comment No. 3: Fund Overview—Principal Investment Strategies of the Fund. Please revise the disclosure regarding the Fund’s principal investment strategies to clarify whether the Fund’s investments in fixed-income mutual funds and exchange-traded funds (“ETFs”) will be treated as fixed-income investments or equity investments for purposes of the percentage limits on the Fund’s investments in fixed-income and equity securities.

Response: The Fund respectfully declines to make the requested change. The disclosure regarding the Fund’s principal investment strategies states that the Fund may invest up to 100% of its assets in fixed-income securities and up to 30% of its assets in equity securities. The next sentence states that that the Fund “may also gain exposure to such fixed-income securities and equity securities” (i.e., the fixed-income securities and equity securities referenced in the previous sentence discussing percentage investment limits) by investing in fixed-income and/or equity mutual funds and exchange-traded funds. The Fund believes it is sufficiently clear from the disclosure that in seeking exposure to fixed-income securities through investments in fixed-income mutual funds and ETFs, the Fund will treat investments in such funds as investments in fixed-income securities for purposes of the percentage investment limits set out in the first sentence of the Fund’s principal investment strategies.

Comment No. 4: Fund Overview—Principal Investment Strategies of the Fund. Please clarify that the Fund’s investments in fixed-income securities may include investments in foreign fixed-income securities.

Response: The Fund has made the requested change to reflect that it may invest in the fixed-income securities of both U.S. and non-U.S. issuers.

*  *  *  *  *  *  *  *  *  *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Securities and Exchange Commission

September 30, 2016

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Benjamin Archibald, Esq., BlackRock, Inc.

Gladys Chang, Esq., BlackRock, Inc.

Laura Ingle, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP